Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

December 31, 2014

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hatteras Alternative Mutual Funds Trust (File Nos. 333-86348; 811-21079);
Underlying Funds Trust (File No. 811-21895)
(collectively, the “Registrants”)

Dear Ms. DiAngelo Fettig:

Set forth below are our responses to your comments on (i) the Registrants’ December 31, 2013 financial statements filed on Form N-CSR on March 11, 2014; (ii) the Registrants’ filing history; and (iii) certain Form N-CSR disclosure items.

December 31, 2013 financial statements filed on Form N-CSR:

1.   The audit opinions for the Registrants are dated March 3, 2014 (60 days after year-end).  Please supplementally confirm that the Registrants were in compliance with Rule 30e-1(c) of the Investment Company Act of 1940.

The Registrants were not in compliance with the requirement under Rule 30e-1(c) of the Investment Company Act of 1940 to transmit the annual report to shareholders within 60 days after year-end.  The annual report was complete as of March 3, 2014.  However, the distribution of the annual report to shareholders did not commence until March 4, 2014, which coincided with the filing of Form N-SAR/B.  Please also refer to our response to question 27, below.

2.   Per the prospectus, the minimum initial investment in Institutional Class shares is $1,000,000.  Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A requires that the “Growth of $10,000” line graph be based on a fund’s required minimum initial investment if that amount exceeds $10,000.  In future filings, modify the line graphs so that each line graph is based on a $1 million initial investment.

The Registrants will modify the line graphs as requested in future filings.

3.   For both Registrants, in future filings, include the disclosure requirements of Item 27(b)(7)(ii)(B) of Form N-1A regarding the deduction of taxes (emphasis added):

a)
Include a statement accompanying the graph and table to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The Registrants will add the requested disclosure in future filings.

4.   The performance of each fund within Hatteras Alternative Mutual Funds Trust is compared to the performance of what appears to be a narrowly focused index.  Please explain how these indices meet the definition of a “broad based securities market index,” as defined in Instructions 5 and 6 to Item 27(b)(7)(ii)(A) of Form N-1A.

Hatteras Alternative Mutual Funds Trust selected for each fund a benchmark index that it believed was most appropriate for each fund.  Hatteras Alternative Mutual Funds Trust will review the current benchmark indices for each fund in the Trust in light of the definition of a “broad based securities market index” in Instructions 5 and 6 to Item 27(b)(7)(ii)(A) of Form N-1A and will revise as necessary in the Trust’s future filings.

5.   In future filings, please disclose what share class is presented in the Growth of $10,000 chart for the Hatteras Alpha Hedged Strategies Fund.

Hatteras Alternative Mutual Funds Trust will add the requested disclosure in future filings.

6.   On page 9 of the Hatteras Alternative Mutual Funds Trust report, the disclosure indicates that expense information is presented current as of the most recent prospectus. In future filings, include disclosure referring readers to the financial highlights table for a more recent ratio.  Additionally, the headings are misleading as currently presented.  “Total Fund Operating Expenses” is actually the net expenses after waivers, and “Net Fund Operating Expenses” show the contractual caps only and do not include the effect of acquired fund fees and expenses (“AFFE”). Net expenses should also state that AFFE are excluded.

Hatteras Alternative Mutual Funds Trust will revise the disclosure as requested in future filings.

7.   In the “Allocation of Portfolio Assets” charts of Underlying Funds Trust, consider disclosing in future filings that the charts do not consider short positions or the effects of any derivatives.

The “Allocation of Portfolio Assets” charts of Underlying Funds Trust currently include information regarding short transactions and derivatives for each fund in the Trust. The Trust anticipates continuing to include such information for the funds in future filings.

8.   Please explain why in the December 31, 2012 annual report the Growth of $10,000 chart for Managed Futures Strategies of Underlying Funds Trust did not include an index benchmark comparison.

Underlying Funds Trust inadvertently omitted the index benchmark comparison for the Growth of $10,000 chart for Managed Futures Strategies in its December 31, 2012 annual report.  The Trust included an index benchmark comparison in its December 31, 2013 annual report and will include such comparison in its future filings.

9.   In the Schedule of Investments for the funds of Underlying Funds Trust, disclose in future filings the specific class of shares held of the Invesco Advisers, Inc. STIT- Liquid Assets Portfolio if that fund is a multiple class fund.

Underlying Funds Trust will add the requested disclosure in future filings.

10.  The Underlying Funds Trust is a corporation for tax purposes.  The financial statements of Hatteras Alternative Mutual Funds Trust are presented as funds-of funds.  Did the Registrants consider ASC 946-210-45-7?

Fund of Funds

           45-7  The reporting fund may list the investee (portfolio) funds directly on the statement of assets and liabilities Additional disclosures may be required for those funds that hold a mixture of investments in other investment companies and direct investments in securities. However, there is usually no need for a separate schedule of investments. Fund management shall consider if an investment in a single underlying fund is so significant to the fund of funds as to make the presentation of financial statements in a manner similar to a master-feeder fund more appropriate.

Consider informing shareholders how to access the financial statements of Underlying Funds Trust.  The financial highlights table is presented as if the funds were master-feeder funds because the expense ratios include the allocated expenses of the Underlying Funds Trust portfolios in which the funds invest, but the rest of the financial statements are presented as funds of funds. The prospectus fee tables appear to present a hybrid approach of master-feeder and funds of funds presentation because there is a line item for “Interest Expense and Dividends on Short Positions of Underlying Funds Trust,” but there is also a line item for AFFE.  Please explain the basis of this presentation.

The presentation of the financial statements was the result of ongoing discussions between management and the Registrants’ independent registered public accounting firm. The financial statements of Underlying Funds Trust are available on the Funds’ website. However, in the future, the financial statements of Underlying Funds Trust will be attached to the financial statements for Hatteras Alternative Mutual Funds Trust.

11.   Note 6 to the Hatteras Alternative Mutual Funds Trust describes the expense limitation agreement.   With respect to the expense limitation agreement:

(a) Does the expense cap include affiliated underlying funds’ AFFE?

The expense cap does include AFFE associated with investments in funds of the Underlying Funds Trust.

(b) Did the funds waive any AFFE in this period, or have they ever historically waived AFFE?

The funds did not waive any AFFE during this period and have not waived AFFE in prior periods.

(c) If so, how was the waiver of AFFE presented in the Statement of Operations or Statement of Changes in Net Assets?

Not applicable.

12.   Please reconcile the amounts of “Net Annual Fund Operating Expenses” in the prospectus fee tables dated April 30, 2014 to the defined expense limitation amounts in note (2) to the fee table.

As stated in note (2) to the fee table, the expense limitation excludes certain expenses, including dividends and interest paid on short sales.

Please see below example with respect to the No Load class of the Hatteras Alpha Hedged Strategy Fund.

Note 2 of prospectus fee table (No Load Expense Cap)	2.99%
Interest expense and dividends on short positions
of Underlying Investments (No Load)	0.66%
Net Annual Fund Operating Expenses in fee table (No Load)	3.65%

13.   Please explain the following statement included in Note 6, including what is meant by “adjustment”…

Any waiver is subject to later adjustments to allow the Advisor to recoup amounts previously waived to the extent actual fees and expenses for a fiscal period are less than a Fund’s Expense Cap, provided, however, that the Advisor shall only be entitled to recoup such amounts for a period of three years from the date such amount was waived or reimbursed.

Pursuant to the expense limitation agreement, the Advisor has agreed to limit each class of the Funds’ current Operating Expenses to an annual rate, expressed as a percentage of each class’s respective average annual net assets (the “Annual Limits”). In the event that the current Operating Expenses of a class of a Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to that class of the Fund, on a monthly basis, the excess expense.  Under certain circumstances, the Advisor may have a right to recoup fees waived earlier because a Fund’s Operating Expenses have fallen below the applicable Annual Limit.  Under the expense limitation agreement, the Trust has agreed to reimburse the Advisor for any excess expense payments that are paid or absorbed by the Advisor ("Excess Expenses") to the maximum extent permissible without causing the Operating Expenses for any year to exceed the Annual Limit; provided, however, that such reimbursement for Excess Expenses shall be made only if payable within three years of the end of the fiscal year in which such Excess Expenses were incurred.

14.   Confirm that expenses can be recaptured only if the expense ratio is less than the expense ratio in effect when the expenses were paid/waived.

The Registrants confirm that, as per the expense limitation agreement, expenses can be recaptured only if the expense ratio is less than the expense ratio in effect when the expenses were paid/waived.

15.   In the Expense Examples in future filings, remove the calculations that exclude interest expense and dividends on short positions.

The Registrants will remove the calculations as requested in future filings.

16.   In the Schedule of Investments in future filings, disclose the cash rate of interest separate from the payment-in-kind rate of interest.  See, for example, UFT Event Driven.

The Registrants will add the requested disclosure in future filings.

17.   Note 9 to the Financial Statements of Hatteras Alternative Mutual Funds Trust states: “The Funds’ investments in the UFT are pledged as collateral for the credit facility.”  In the Schedule of Investments in future filings, identify any securities pledged as collateral.

The Funds’ investments in the Underlying Funds Trust are not pledged as collateral for the credit facility. Note 9 has been updated in the Funds’ most recent report to shareholders.

18.   Consider adding footnotes to the credit default swap contacts table in order to define the indexes disclosed under “Reference Entity.”  For Example, Markit CDX.NA.HY.19.

The Registrants will add the requested disclosure in future filings.

19.   Inform the staff of your coverage position when selling protection of credit default swaps.

The Registrants segregate on the books and records of each fund an amount equal to the fund’s maximum potential obligation.

20.   In future filings, disclose the counterparty to forward contracts. See, for example, UFT Event Driven.

The Registrants will add the requested disclosure in future filings.

21.   In future filings, in the Statement of Operations for Underlying Funds Trust, please add a net investment income line item in accordance with Article 6-07.6 of Regulation S-X.

The Registrant will add the requested disclosure in future filings.

22.   The Statement of Changes in Net Assets of Underlying Funds Trust appears to be missing the disclosure requirements of Article 6-09-6 of Regulation S-X - Net assets beginning of period.

The Registrant will add the requested disclosure in future filings.

23.   Please explain why the interest receivable for the Managed Futures Strategies Fund of the Hatteras Alternative Mutual Funds Trust is greater than interest income for the year.

The Statement of Assets and Liabilities inadvertently disclosed a receivable of $32,222 as a “Dividends and interest receivable” rather than disclosing it correctly as a “Receivable for investments sold.”  Therefore, the Managed Futures Strategies Fund’s correct interest receivable of $0 was not greater than interest income for the year of $7.  The Registrant will ensure that in future filings, the disclosure labeling in the Funds’ financial statements will correspond correctly with the correct financial statement numbers.

24.  Please explain why the Statement of Changes in Net Assets discloses “Undistributed net investment income (loss)” that does not agree to the Statement of Assets and Liabilities.  Refer to the Alpha Hedged Strategies Fund and the Hedged Strategies Fund as examples.

The Statement of Changes in Net Assets inadvertently disclosed “Undistributed net investment income (loss”) that did not agree with the Statement of Assets and Liabilities.  The Registrants will ensure that, in future filings, the disclosures in the Statement of Changes in Net Assets corresponds with the Statement of Assets and Liabilities.

25.   Long/Short Debt paid distributions classified as tax return of capital.  These should have been disclosed as tax return of capital in the Financial Highlights and Statement of Changes in Net Assets.  Refer to the Audit Guide of Investment Companies AAG-INV7.165e.  Was Long/Short Debt in compliance with Section 19A of the Investment Company Act of 1940?

The Registrant will add the requested disclosure in future filings, as applicable.  Long/Short Debt was in compliance with Section 19(a) of the Investment Company Act of 1940.  The distribution was accompanied by a written statement disclosing the source of the distribution as required by Section 19(a). This statement is available on the Fund’s website.

26.   The disclosure set forth in the “Board Approval and Recommendation of the Advisory Agreement” does not meet the specificity requirements of Item 27(d)(6) of Form N-1A.  Instruction 2 states:

Conclusory statements or a list of factors will not be considered sufficient disclosure under Instruction 6.e. Relate the factors to the specific circumstances of the Registrant and the investment advisory contract and state how the board evaluated each factor. For example, it is not sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its decision to approve the contract.

The Registrants will review the disclosure set forth in the section “Board Approval and Recommendation of the Advisory Agreement” and will revise as necessary in the Registrants’ future filings.

Filing History:

27.   Form NT-NSAR was filed on March 4, 2014 for both Registrants.  The reason set forth in Part III of the Form was as follows:

Alternative Mutual Funds Trust:
The independent registered public accounting firm’s opinion was not released until after EDGAR was closed for submissions on March 3, 2014. The Registrant expects that Form N-SAR will be filed on March 4, 2014.

Underlying Funds Trust:
The Independent Registered Public Accounting Firm has not yet released its opinion in connection with the filing of Form N-SAR.

Rule 12b-25(c) requires the following:

(c) If paragraph (b) of this section is applicable and the reason the subject report/portion thereof cannot be filed timely without unreasonable effort or expense relates to the inability of any person, other than the registrant, to furnish any required opinion, report or certification, the Form 12b-25 shall have attached as an exhibit a statement signed by such person stating the specific reasons why such person is unable to furnish the required opinion, report or certification on or before the date such report must be filed.

An exhibit from the independent registered public accounting firm should have been attached to each Registrant’s Form NT-NSAR.

Please refer to Registrants’ response to question #1, above.  The annual report was complete as of March 3, 2014.  However, the Registrants were unable to obtain support for a cash reconciliation until after the submission deadline for Form N-SAR/B.  The support was obtained and provided by March 4, 2014, at which point Form N-SAR/B was filed.  The Registrants will file an amended Form NSAR-NT to state that the reason for the late filing was due to the above reason, which was the cause of the audit opinion not being released from the independent registered public accounting firm until after the submission deadline for Form N-SAR/B.

28.   The last 40-17g/A filing was made on June 6, 2014 for each Registrant and contained a bond with an expiration date of May 1, 2014.  Please file the current fidelity bond for each Registrant.

The last 40-17g/A filing made on June 6, 2014 included an extended bond period endorsement for the period from May 1, 2014 through July 1, 2014.  The executed fidelity bond for the period July 1, 2014 – July 1, 2015 has not yet been received from the insurance company and will be filed within 10 days of receipt.

Form N-CSR disclosure items:

29.   In future filings, please include more detail regarding the reason for tax services. Refer to Item 4(c) of Form N-CSR:

(c) Disclose, under the caption Tax Fees, the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. Registrants shall describe the nature of the services comprising the fees disclosed under this category.

The Registrants will review the disclosure regarding the reason for tax services and will revise as necessary in the Registrants’ future filings.

30.   Each Registrant’s Form N-CSR discloses in Item 2 that the “Registrant has made amendments to its code of ethics during the period covered by this report”.  Item 2(c) of Form N-CSR requires that the Registrant must briefly describe the nature of any amendment to a provision of its Code of Ethics.  Please describe what amendments were made to the Code of Ethics and ensure that future filings describe the nature of these amendments, if applicable.

The Code of Ethics was amended to add HCIM Trust. The Registrants will describe in future filings any amendments to the Code of Ethics, as applicable.

The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the financial statements filed on Form N-CSR. The Registrants further acknowledge that staff comments or changes to disclosure in response to staff comments on the financial statements filed on Form N-CSR may not foreclose the Securities and Exchange Commission from taking any action with respect to the Registrants’ financial statements. The Registrants further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc:           J. Michael Fields, Hatteras Funds
Thomas Westle, Esq.
Joshua B. Deringer, Esq.